UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-14356

CUSIP NUMBER
42226R 10 0

(Check one): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: February 28, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION Healthtrac, Inc. Full Name of Registrant
Virtualsellers.com, Inc. Former Name if Applicable
Suite 1000, 120 North LaSalle Street Address of Principal Executive Office (Street and Number) Chicago, IL, 60602 City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-K Annual Report because its audited financial statements for the fiscal year ended February 28, 2002 have not been completed. The Registrant's auditors have advised that they have substantially completed the audit of Healthtrac, Inc. (formerly Virtualsellers.com, Inc.). for the year ended February 28, 2002 but have not yet had an opportunity to complete their examination of the financial statements. The Registrant anticipates that its Form 10-K Annual Report, along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Form 10-K.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas Kalebic (312) 920-9120
(Name, Area Code, Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company incurred a loss of $6.7 million for the year ended February 28, 2001. To November 30, 2001, the Company incurred a loss for the nine months of $7.4 million compared to loss of $5.1 million for the nine months ended November 30, 2000. The Company expects the loss for the year ended February 28, 2002 will be higher than the loss for the year ended February 28, 2001, consistent with the higher loss for the nine months ended November 30, 2001 compared to the nine months ended November 30, 2000. The increase in the loss is primarily due to the write-down of fixed assets and goodwill as discussed in the Company's 10Q filed for the nine months ended November 30, 2001.

HEALTHTRAC, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2002

By: /s/ Thomas Kalebic
Thomas Kalebic, President